TOWER ONE WIRELESS ISSUES CLARIFICATION OF ITS CONSTRUCTION UPDATE FOR THE MONTH OF SEPTEMBER 2022

October 19, 2022- VANCOUVER, BC, CANADA - TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) ("Tower One" or the "Company") announces a clarification of its construction update for the month of September 2022 which was disseminated on October 18, 2022.

During the month of September, the Company completed thirteen (13) new towers: nine (9) towers in Colombia, and four (4) towers in Ecuador. The Company has a total of forty-three (43) towers under construction in these specific countries, as well. These towers are built to suit for specific clients and will provide a total, non-cancellable rent revenue for 10 years of approximately $2,300,000 with a gross margin of 71%. The Company also completed the sale of twenty-eight (28) towers during the same period.

Tower Porfolio

Total Towers Built Month September	13
Total Towers Built YTD	131
Total Towers in Portfolio	307
Colocations (Total)	31
Total Tower Tenants	338

Tower One continues to support the efforts to deploy efficient telecommunications networks which lead to more connected and serviced communities across Latin America. Deploying new infrastructure to provide mobile internet coverage has a direct effect in reducing the digital gap of users and communities ensuring inclusion and improving the economic development.

A copy of the construction report for the month of September 2022 can be found in the Company's web site or following this link:

On behalf of the Board of Directors

Tower One Wireless Inc.

"Alejandro Ochoa"

Alejandro Ochoa, CEO, Interim CFO and Director

Tel: 1-786-280-2160

Additional Contact Information:

Corporate Communications

Tel: +1 917 546 3016

E-mail:  info@toweronewireless.com

Website:  www.toweronewireless.com

About Tower One

Tower One's principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure ("towers") in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company owns and operates 307 towers in some of the largest Spanish speaking countries in Latin America (Colombia, Ecuador, and Mexico) with a combined population of approximately 190 million people.

FORWARD LOOKING STATEMENTS

Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as "may", "expect", "estimate", "anticipate", "intend", "believe" and "continue" or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company's expectation of obtaining the acceptance of new towers by the Company's customers. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contributes to the possibility that the predictions, estimates, forecasts, projections, and other forward-looking statements will not occur. Forward-looking statements are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, the impact of the ongoing COVID-19 pandemic, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive, and regulatory uncertainties, and risks. The Company assumes no obligation to update any forward-looking statements or forward-looking information referenced herein, whether as a result of new information events or otherwise, except as required by applicable securities laws.